

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 31, 2006

By Facsimile and U.S. Mail

Mr. Zirk Engelbrecht
Chief Executive Officer
Safari Associates, Inc.
12753 Mulholland Drive
Beverly Hills, CA 90210

> **Re:** **Safari Associates, Inc.**
> **Form 10-KSB/A for the calendar year ended December 31, 2005**
> **Filed April 24, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 8-K filed September 20, 2006**
> **File No. 000-30215**

Dear Mr. Engelbrecht:

　　We have reviewed your response to our prior comments dated September 26, 2006, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed October 27, 2006

Power-Save Energy Corp.

Report of Independent Registered Public Accounting Firm, page 14

1.　　The auditors report requires a signature at the conclusion of the report. Please revise. See Regulation S-X 2-02(a).

Historical Financial Statements June 30, 2006, page 15

Statement of Stockholders' Equity

2.   Your financial statements are incomplete. Please include a statement of changes in stockholders' equity. See Regulation S-B 310(a).

3.   We note prior to the asset purchase agreement Power-Save Energy had outstanding 2,400,000 shares of common stock. The agreement called for the issuance of 75,000,000 shares of common stock, approximately a 31:1 ratio. As the transaction is a recapitalization it appears that the issuance is similar to a stock split. In Power-Save Energy's historical financial statements please present the 75,000,000 shares outstanding as if a stock split occurred on September 12, 2006, and the financial statements are being issued subsequently. Accordingly, please revise your weighted average shares outstanding and earnings per share presented on the income statement, your stockholders' equity presented on the balance sheet and present the shares as issued and outstanding as of the beginning of the statement of stockholders' equity. See SFAS 128 paragraph 54.

Pro Form Financial Statements, page 26

Pro Forma Balance Sheet, page 27

4.   It appears the asset purchase agreement resulted in significant changes to the balance sheet. Please present your pro forma balance sheet in columnar form showing pro forma adjustments and results with related explanatory notes. Please present separate columns for the historical Safari and Power-Save balance sheet as of June 30, 2006, and then present a separate column showing adjustments to arrive at the consolidated pro forma amounts. See Regulation S-B 310(d)(2).

Pro Forma Income Statement, page 28

5.   We note that the asset purchase agreement is not considered a purchase of a business because the accounting target was a shell with no operations. The transaction is more appropriately identified as a recapitalization. Please explain to us the usefulness of the pro forma income statement involving a recapitalization of a public shell. If you conclude it does not provide useful information, please remove.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief